UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GENESEE & WYOMING INC.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

371559105

(CUSIP Number)

Mortimer B. Fuller III

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, Connecticut 06830

(203) 629-3722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following page)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371559105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Mortimer B. Fuller III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,849,110.5
8. Shared Voting Power 225.5
9. Sole Dispositive Power 1,832,372.5
10. Shared Dispositive Power 225.5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,849,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D amends the statement of beneficial ownership on Schedule 13D filed on December 21, 2000 by and on behalf of Mortimer B. Fuller III (“Mr. Fuller”) with respect to the Class A Common Stock, par value $.01 per share (“Class A Common Stock”), of Genesee & Wyoming Inc., a Delaware corporation (the “Company”), beneficially owned by Mr. Fuller as subsequently amended by Amendment No. 1 filed on December 21, 2001, Amendment No. 2 filed on March 19, 2004 and Amendment No. 3 filed on June 15, 2004 (as so amended, the “Schedule 13D”). Capitalized terms used, but not defined, herein have the meanings ascribed thereto in the Schedule 13D.

Item 1.	Security and Issuer

No change.

Item 2.	Identity and Background

(a), (b), (d), (e) and (f) – No change.

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) This statement is being filed by Mr. Fuller. Mr. Fuller has been Executive Chairman of the Company since June 2007.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Mr. Fuller has acquired additional shares of Class A Common Stock through (i) grants of shares of restricted stock by the Company and (ii) the exercise of employee stock options, the exercise price of which was obtained from personal funds. Taxes related to the vesting of previously granted restricted stock awards were paid from personal funds or the surrender of shares.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following at the end thereof:

The shares of Class A Common Stock beneficially owned by Mr. Fuller included shares that were subject to three separate variable prepaid forward agreements with Credit Suisse Capital LLC (“CSFB”), which settled on June 13, 2008, December 24, 2008 and December 24, 2008, respectively.

As previously reported in Mr. Fuller’s Schedule 13D, on March 8, 2004, Mr. Fuller entered into the first variable prepaid forward agreement (the “March 2004 VPF”), which contract was extended on March 8, 2007 until June 13, 2008, and related to 337,500 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”) of the Company, (after adjustment for 3-for-2 stock splits on March 15, 2004 and March 14, 2006). Mr. Fuller received net proceeds of $4,707,937 under the initial contract and $339,053 in connection with the extension. Mr. Fuller settled the agreement on June 13, 2008 by delivering to CSFB 285,397 shares of Class A Common Stock.

On December 1, 2004, Mr. Fuller entered into a second variable prepaid forward agreement (the “December 2004 VPF”) relating to an additional 337,500 shares of Class B Common Stock (after adjustment for 3-for-2 stock split March 14, 2006), which contract was extended on December 3, 2007 and expired on December 24, 2008. Mr. Fuller received net proceeds of $5,355,405 under the initial contract and $623,142 in connection with the extension. Under the terms of the extended contract, Mr. Fuller agreed to deliver shares of Class B Common Stock (which are immediately convertible into shares of Class A Common Stock on a one-for-one basis) or shares of Class A Common Stock on the expiration date of the contract (or on an earlier date if the contract was terminated early) as follows: (1) if the final price was less than or equal to the floor price ($26.3449 per share) (the “December Floor Price”), 337,500 shares; (2) if the final price was less than or equal to the cap price ($31.6139 per share) (the “December Cap Price”), but greater than the December Floor Price, then a number of shares equal to 337,500 times the December Floor Price divided by the final price; and (3) if the final price was greater than the December Cap Price, then a number of shares equal to 337,500 shares multiplied by a fraction, the numerator of which was the sum of the December Floor Price and the difference between the final price and the December Cap Price, and the denominator of which was the final price. On December 24, 2008, the final price under the extended contract was $28.6795. Accordingly, Mr. Fuller settled the December 2004 VPF on December 24, 2008 by delivering to CSFB 310,026 shares of Class A Common Stock.

On March 15, 2006, Mr. Fuller entered into a third variable prepaid forward agreement (the “March 2006 VPF”) relating to an additional 480,000 shares of Class B Common Stock. The March 2006 VPF expired on December 24, 2008. Mr. Fuller received net proceeds of $12,511,968 under the contract. The March 2006 VPF contained a delivery obligation identical to that of the December 2004 VPF, but with a floor price of $30.10 per share and a cap price of $37.625 per share. On December 24, 2008, the final price under the contract was $28.5709. Accordingly, Mr. Fuller settled the March 2006 VPF on December 24, 2008 by delivering to CSFB 480,000 shares of Class A Common Stock.

In addition, on November 5, 2008, Mr. Fuller entered into a planned sale of certain shares of the Company’s Class A Common Stock. Under the terms of the plan, adopted in compliance with Rule 10b5-1, Mr. Fuller sold 600,000 shares of Class A Common Stock from time to time up to and including December 12, 2008, which shares were acquired by Mr. Fuller through the voluntary conversion of 600,000 shares of Class B Common Stock, all of which were acquired originally by Mr. Fuller between 1978 and 2005.

Item 5.	Interests in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirely as follows:

(a)– (b) The beneficial ownership of the Company’s Class A Common Stock by Mr. Fuller is as follows:

Mr. Fuller beneficially owns 1,849,336 shares of Class A Common Stock, 1,137,641.5 of which are represented by shares of Class B Common Stock held by Mr. Fuller that are convertible into shares of Class A Common Stock at any time, 225.5 of which are represented by shares owned by Mr. Fuller’s wife, as to which shares Mr. Fuller disclaims beneficial ownership, 189,001 of which are represented by presently exercisable options to purchase shares of Class A Common Stock, 500,000 shares of which are represented by shares of Class B Common Stock held by a grantor retained annuity trust of which he is the trustee and principal beneficiary, which shares are convertible into shares of Class A Common Stock at any time, and 16,738 of which are restricted stock. Such beneficial ownership represents 5.3% of the outstanding shares of Class A Common Stock (assuming the conversion of shares of Class B Common Stock beneficially owned by Mr. Fuller to Class A Common Stock and the exercise of Mr. Fuller’s options to purchase shares of Class A Common Stock).

Of such shares, Mr. Fuller has the sole power to dispose or direct the disposition of 1,832,372.5 shares and the sole power to vote or direct the voting of 1,849,110.5 shares. Mr. Fuller may be deemed to share the power to dispose or direct the disposition of, and the power to vote or direct the voting of, the 225.5 shares of Class A Common Stock owned by his wife, but any such statements in this Schedule 13D shall not be deemed an admission that he is the beneficial owner of such shares.

(c) The transactions described in Item 4 of this Amendment No. 4 are hereby incorporated by reference. The details of the market transactions effected pursuant to the Rule 10b5-1 sales plan described in Item 4 of this Amendment No. 4 are set forth in appendix A hereto.

In addition, on December 17, 2008, Mr. Fuller made a charitable donation of 20,411 shares of Class A Common Stock and his wife made a charitable donation of 9,364 shares of Class A Common Stock.

(d) Not applicable to this filing.

(e) Not applicable to this filing.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Fuller is a party to employee stock option agreements and restricted stock agreements with the Company. The forms of such agreements and arrangements are incorporated by reference into this statement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Form of Option Award Notice under the Amended and Restated 2004 Omnibus Incentive Plan, dated as of May 30, 2007 (as supplemented, May 28, 2008), is incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 10-Q filed on August 7, 2008.

2.	Form of Restricted Stock Award Notice under the Amended and Restated 2004 Omnibus Incentive Plan, dated as of May 30, 2007 (as supplemented, May 28, 2008), is incorporated herein by reference to Exhibit 10.3 to the Company’s Report on Form 10-Q filed on August 7, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mortimer B. Fuller III
Mortimer B. Fuller III

Dated: March 5, 2009

APPENDIX A

The following market sales were affected pursuant to the Rule 10b5-1 sales plan:

Date	Numbers of Shares Sold	Price Range

11-7-2008	25,000	$32.18 - $34.07

11-10-2008	32,500	$33.12 - $34.42

11-11-2008	55,000	$32.58 - $34.20

11-12-2008	25,000	$30.02 - $32.815

11-13-2008	50,000	$30.52 - $32.29

11-14-2008	13,800	$30.00 - $31.16

11-17-2008	14,000	$30.25 - $30.61

11-26-2008	25,000	$30.00 - $30.13

11-28-2008	5,000	$30.00 - $30.20

12-01-2008	36,000	$28.00 - $29.57

12-02-2008	40,000	$27.82 - $29.52

12-03-2008	40,000	$28.28 - $30.38

12-04-2008	38,700	$28.18 - $31.12

12-05-2008	35,000	$26.82 - $29.46

12-08-2008	40,000	$31.20 - $32.395

12-09-2008	32,000	$31.00 - $33.07

12-10-2008	22,400	$31.54 - $32.85

12-11-2008	35,000	$28.90 - $31.99

12-12-2008	35,600	$27.66 - $28.89